                                                      File No. 333-15799

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                      For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N 8B-2

                A.    Exact name of Trust:

                              THE PAINEWEBBER PATHFINDERS TRUST,
                              TREASURY AND GROWTH STOCK SERIES 20

                B.    Name of Depositor:

                              PAINEWEBBER INCORPORATED

                C. Complete address of Depositor's principal executive office:

                              PAINEWEBBER INCORPORATED
                              1285 Avenue of the Americas
                              New York, New York 10019

                D.    Name and complete address of agents for service:

                              PAINEWEBBER INCORPORATED
                              Attention: Mr. Robert E. Holley
                              1200 Harbor Blvd.
                              Weehawken, New Jersey 07087

                              Copy to:

                              ORRICK, HERRINGTON & SUTCLIFFE LLP
                              Attention: Kathleen H. Moriarty, Esq.
                              666 Fifth Avenue
                              New York, New York 10103

                E.    Total and amount of securities being registered:

                              An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940

                F. Proposed maximum offering price to the public of the securities being registered:

                              Indefinite

        G. Amount of filing fee, computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public:

                    None required pursuant to Rule 24f-2.


        H.   Approximate date of proposed sale to public:

                    AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
                    DATE OF THE REGISTRATION STATEMENT


        /X/
        Check box if it is proposed that this filing will become effective at 3:00 p.m. on January 30, 1997 pursuant to Rule 487.

                       THE PAINEWEBBER PATHFINDERS TRUST,
                      TREASURY AND GROWTH STOCK SERIES 20

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)


Form N-8B-2                                                        Form S-6 Item Number
                                  Heading in Prospectus


                    I. Organization and General Information

 1.        (a)Name of Trust                                            )    Front Cover
           (b)Title of securities issued                               )

 2.        Name and address of Depositor                               )    Back Cover

 3.        Name and address of Trustee                                 )    Back Cover

 4.        Name and address of principal                               )    Back Cover
           Underwriter                                                 )

 5.        Organization of Trust                                       )    The Trust

 6.        Execution and termination of                                )    The Trust
           Trust Agreement                                             )    Termination of the Trust

 7.        Charges of name                                             )    *

 8.        Fiscal Year                                                 )    *

 9.        Litigation                                                  )    *

                      II. General Description of the Trust
                          and Securities of the Trust

10.        General Information regarding Trust's                       )    The Trust
           Securities and Rights of Holders                            )    Rights of Unitholders

           (a)       Type of Securities                                )    The Trust
                     (Registered or Bearer                             )


 * Not applicable, answer negative or not required.
        (b)    Type of Securities                                       )   The Trust
               (Cumulative or Distributive)                             )






        (c)    Rights of Holders as to                                  )   Rights of Unitholders
               Withdrawal or Redemption                                 )   Redemption Public
                                                                        )   Offering of Units-
                                                                        )   Secondary Market for
                                                                        )   Units

        (d)    Rights of Holders as to                                  )   Public Offering of
               conversion, transfer, etc.                               )   Units-Secondary Market
                                                                        )   for Units
                                                                        )   Exchange Option

        (e)    Rights of Trust issues periodic                          )    *
               payment plan certificates                                )

        (f)    Voting rights as to Securities                           )   Rights of Unitholders
               under the Indenture                                      )

        (g)    Notice to Holders as to                                  )
               change in

               (1)    Assets of Trust                                   )   Amendment of the Indenture
               (2)    Terms and Conditions                              )   Supervision of Trust
                      of Trust's Securities                             )   Investments
               (3)    Provisions of Trust                               )   Amendment of the Indenture
               (4)    Identity of Depositor                             )   Administration of the
                      and Trustee                                       )   Trust

        (h)    Consent of Security Holders                              )
               required to change                                       )

               (1)    Composition of assets                             )   Amendment of the Indenture
                      of Trust
               (2) Terms and conditions                                 )   Amendment of the Indenture
                      of Trust's Securities                             )
               (3)    Provisions of Indenture                           )
               (4)    Identity of Depositor                             )   Amendment of the Indenture
                      and Trustee                                       )

11.     Type of securities comprising                                   )   The Trust
               security holder's interest                               )   Rights of Unitholders
                                                                        )   Administration of the
                                                                        )   Trust
                                                                        )   Portfolio Supervision




 * Not applicable, answer negative or not required.






12.     Information concerning periodic                                 )    *
        payment certificates                                            )

13.     (a)    Load, fees, expenses, etc.                               )   Public Offering Price of
                                                                        )   Units, Expenses of the
                                                                        )   Trust

        (b)    Certain information regarding                            )    *
               periodic payment certificates-                           )

        (c) Certain percentages                                         )    *

        (d)    Certain other fees, etc.                                 )   Expenses of the Trust
               payable by holders                                       )   Rights of Unitholders

        (e)    Certain profits receivable by                            )   Public Offering of Units-
               depositor, principal under-                              )   Public Offering Price;
               writers, trustee or affiliated                           )   -Sponsor's Profit
               persons                                                  )   -Secondary Market for
                                                                            -Units

        (f)    Ratio of annual charges to                               )    *
               income                                                   )

14.     Issuance of trust's securities                                  )   The Trust
                                                                        )   Public Offering of Units

15.     Receipt and handling of payments                                )    *
        from purchasers                                                 )

16.     Acquisition and disposition of                                  )   The Trust, Administration
        Underlying Securities                                           )   of the Trust-Portfolio
                                                                        )   Supervision Rights of
                                                                        )   Unitholders

17.     Withdrawal or redemption                                        )   Redemption
                                                                        )   Public Offering of Units
                                                                        )   -Secondary Market for
                                                                        )   Units-Exchange Option
                                                                        )   Rights of Unitholders

18.     (a)    Receipt and disposition of                               )   Distributions, Termination
               income                                                   )   of the Trust,
                                                                        )   Administration of the
                                                                        )   Trust-Reports and Records

        (b)    Reinvestment of distributions                            )    *




 * Not applicable, answer negative or not required.
        (c)    Reserves or special fund                                 )   Distributions, Expenses of
                                                                        )   the Trust, Administration
                                                                        )   of the Trust-Reports and





                                                                        )   Records

        (d) Schedule of distribution                                    )    *

19.     Records, accounts and report                                    )   Distributions, Adminstra-
                                                                        )   tion of the Trust

20.     Certain miscellaneous provisions                                )   Administration of the
        of trust agreement                                              )   Trust

21.     Loans to security holders                                       )    *

22.     Limitations on liability                                        )   Sponsor, Trustee

23.     Bonding arrangements                                            )   Included in Form N-8B-2

24.     Other material provisions of                                    )    *
        trust agreement                                                 )


                      III.   Organization Personnel and
                       Affiliated Persons of Depositor

25.     Organization of Depositor                                       )   Sponsor

26.     Fees received by Depositor                                      )   Public Offering Price of
                                                                        )   Units, Expenses of the
                                                                        )   Trust

27.     Business of Depositor                                           )   Sponsor

28.     Certain information as to                                       )   Sponsor
        officials and affiliated                                        )
        persons of Depositor                                            )

29.     Voting securities of Depositor                                  )    *

30.     Persons controlling Depositor                                   )   Sponsor

31.     Payments by Depositor for certain                               )    *
        other services trust                                            )

32.     Payments by Depositor for certain                               )    *
        other services rendered to trust                                )



 * Not applicable, answer negative or not required.






33.     Remuneration of employees of                                    )    *
        Depositor for certain services                                  )
        rendered to trust                                               )

34.     Remuneration of other persons                                   )    *
        for certain services rendered                                   )
        to trust                                                        )


                 IV. Distribution and Redemption of Securities

35.     Distribution of trust's                                         )   Public Offering of Units
        securities by states                                            )   Distribution of Units

36.     Suspension of sales of trust's                                  )    *
        securities                                                      )

37.     Revocation of authority to                                      )    *
        distribute                                                      )

38.     (a)    Method of distribution                                   )   Public Offering of Units

        (b)    Underwriting agreements                                  )   Distribution of Units

        (c)    Selling agreements                                       )

39.     (a)    Organization of principal                                )   Sponsor
               underwriter                                              )

        (b)    N.A.S.D. membership of                                   )   Sponsor
               principal underwriter                                    )

40.     Certain fees received by                                        )   Public Offering of Units
        principal underwriter                                           )   -public Offering Price

41.     (a)    Business of principal                                    )   Sponsor
               underwriter                                              )

        (b)    Branch officers of principal                             )
               underwriter                                              )

        (c)    Salesman of principal                                    )    *
               underwriter                                              )

42.     Ownership of trust's securities                                 )    *
        by certain persons                                              )

43.     Certain brokerage commissions                                   )    *
        received by principal underwriter                               )


 * Not applicable, answer negative or not required.
44.     (a)    Method of valuation                                      )   Public Offering of Units
                                                                        )   -Public Offering Price






        (b)    Schedule as to offering price                            )    *

        (c)    Variation in offering price                              )   Public Offering of Units
               to certain persons                                       )   -Public Offering Price

45.     Suspension of redemption rights                                 )    *

46.     (a)    Redemption valuation                                     )   Public Offering of Units
                                                                        )   -Public Offering Price
                                                                        )   -Secondary Market for
                                                                        )   Units Valuation Redemption

        (b)    Schedule as to redemption price                          )    *


               V. Information concerning the Trustee or Custodian

47.     Maintenance of position in                                      )   Redemption, Public
        underlying securities                                           )   Offering of Units Public
                                                                        )   Offering Price

48.     Organization and regulation of                                  )   Trustee
        Trustee       )                                                 )

49.     Fees and expenses of Trustee                                    )   Expenses of the Trust

50.     Trustee's lien                                                  )   Expenses of the Trust


                               VI. Information concerning Insurance of Holders of Securities

51.     (a)    Name and address of Insurance                            )    *
               Company                                                  )

        (b)    Type of policies                                         )    *

        (c)    Type of risks insured and                                )    *
               excluded                                                 )

        (d)    Coverage of policies                                     )    *

        (e)    Beneficiaries of policies                                )    *

        (f)    Terms and manner of                                      )    *
               cancellation                                             )


 * Not applicable, answer negative or not required.






        (g)    Method of determining premiums                           )    *

        (h)    Amount of aggregate premiums                             )    *
               paid                                                     )

        (i)    Who receives any part of                                 )    *
               premiums                                                 )

        (j)    Other material provisions of                             )    *
               the Trust relating to insurance                          )


                           VII. Policy of Registrant

52.     (a)    Method of selecting and                                  )   The Trust, Administration
               eliminating securities from                              )   of the Trust-Portfolio
               the Trust                                                )   Supervision

        (b)    Elimination of securities                                )    *
               from the Trust                                           )

        (c) Policy of Trust regarding                                   )   The Trust, Administration
               substitution and elimination                             )   of the Trust-Portfolio
               of securities                                            )   Supervision

        (d)    Description of any fundamental                           )   The Trust, Administration
               policy of the Trust                                      )   of the Trust-Portfolio
                                                                        )   Supervision

53.     (a)    Taxable status of the Trust                              )   Federal Income Taxes

        (b)    Qualification of the Trust as                            )   Federal Income Taxes
               a mutual investment company


                  VIII. Financial and Statistical Information

54.     Information regarding the Trust's                               )    *
        past ten fiscal years                                           )

55.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

56.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

57.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )


 * Not applicable, answer negative or not required.






58.     Certain information regarding                                   )    *
        periodic payment plan certificates                              )

59.     Financial statements                                            )   Statement of Financial
        (Instruction 1(c) to Form S-6)                                  )   Condition




















 * Not applicable, answer negative or not required.

                          UNDERTAKING TO FILE REPORTS


                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        PAINEWEBBER PATHFINDERS TRUST
                     Treasury and Growth Stock Series 20


                               [Graphic to come]


                       THE UPSIDE POTENTIAL OF EQUITIES
                     WITH THE SECURITY OF U.S. TREASURIES
-----------------------------------------------------------------------------

   The investment objective of this Trust is to preserve capital while providing for capital appreciation through an investment in "zero-coupon" United States Treasury obligations (the "Treasury Obligations") and equity stocks (the "Stocks") having, in Sponsor's opinion on the Initial Date of Deposit, potential for appreciation. The value of the Units will fluctuate with the value of the portfolio of underlying securities.

   The minimum purchase is $250. Only whole Units may be purchased.

-----------------------------------------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.


                        PROSPECTUS DATED JANUARY 30, 1997

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                           AS OF JANUARY 29, 1997+



 Initial Date of Deposit: January 30, 1997
  Aggregate Value of Securities in Trust: .....................     952,500
  Number of Units: ............................................     1,000,000
  Fractional Undivided Interest in the Trust Represented by
   Each Unit: .................................................     1/1,000,000th
  Calculation of Public Offering Price Per Unit*
    Aggregate Value of Underlying Securities in Trust  ........     $952,500
    Divided by 1,000,000 Units ................................     $.9525
    Plus Sales Charge of 4.75% of Public Offering Price
     (4.99% of net amount invested per Unit) ..................     $.0475
    Public Offering Price per Unit ............................     $1.00
Redemption Value: .............................................     $.9512
Evaluation Time: ..............................................     4:00 P.M. New York time.
Distribution Dates**: .........................................     Quarterly, commencing
                                                                    July 20, 1997.
Record Date: ..................................................     June 30, 1997, and quarterly
                                                                      thereafter.
Mandatory Termination Date: ...................................     August 30, 2007 (15 days after
                                                                      maturity of the Treasury
                                                                      Obligations).
Discretionary Liquidation Amount: .............................     20% of the value of the Securities
                                                                      upon completion of the deposit
                                                                      of the Securities.
Estimated Annual Organizational Expenses of the Trust***  .....     $.00080 per Unit.
Estimated Other Expenses of the Trust .........................     $.00255 per Unit.
Total Estimated Expenses of the Trust****: ....................     $.00335 per Unit.


------------


      * On the date of this Prospectus (the "Initial Date of Deposit") the Public Offering Price is based on the value of the Securities as of the close of business on January 29, 1997 (the business day preceding the Initial Date of Deposit). However, if the public offering price determined with reference to values of the Securities as of the close of business on the Initial Date of Deposit is less than $.975, the purchase orders received on the Initial Date of Deposit will be filled on the basis of such lower price. Beginning January 31, 1997 the Public Offering Price will be based on value of the Securities next computed following receipt of the purchase order plus the applicable sales charge. (See "Valuation").


     ** No distributions of less than $.0050 per Unit need be made from the Capital account on any Distribution Date. See "Distributions".

    *** This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.

   **** See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay Estimated Expenses of the Trust.

      + The date prior to the Initial Date of Deposit.

   The Trust. The objective of the PaineWebber Pathfinders Trust, Treasury and Growth Stock Series 20 (the "Trust") is preservation of capital and capital appreciation through an investment in the principal or interest portions of stripped "zero-coupon" United States Treasury notes or bonds as the case may be (the "Treasury Obligations"), and equity stocks (the "Stock" or "Stocks") which, in Sponsor's opinion on the Initial Date of Deposit, have potential for capital appreciation (collectively, the "Securities"). The stripped Treasury Obligations in the Trust portfolio are interest-only portions of United States Treasury Obligations (as further discussed under "Risk Factors and Special Considerations"), maturing August 15, 2007, representing approximately 52% of the aggregate market value of the Trust portfolio and the Stocks represent approximately 48% of the aggregate market value of the Trust portfolio. The stripped Treasury Obligations, as discussed below, make no payment of current interest, but rather make a single payment upon their stated maturity. Because the maturity value of the Treasury Obligations is backed by the full faith and credit of the United States, the Sponsor believes that the Trust provides an attractive combination of safety and appreciation for purchasers who hold Units until the Trust's termination. The Trust has been formulated so that the portion of the Trust invested in stripped Treasury Obligations is designed to provide an approximate return of principal invested on the Mandatory Termination Date for purchasers on the Initial Date of Deposit. (See "Essential Information--Distributions".) Therefore, even if the Stocks are valueless upon termination of the Trust, and if the Treasury Obligations are held until their maturity in proportion to the Units outstanding, purchasers will receive, at the termination of the Trust, $1,000 per 1,000 Units purchased. This feature of the Trust provides that Unitholders who purchased their units at or below $1,000 per 1,000 Units and who hold their units to the Mandatory Termination Date of the Trust on August 30, 2007 will receive the same amount as they originally invested, although they would have foregone earning any interest on the amounts involved and will not protect their principal on a present value basis, assuming the Stocks are valueless. Therefore, the Trust may be an attractive investment to those persons who buy their Units during the initial offering period and hold such Units throughout the life of the Trust until the Trust matures.


   Summary of Risk Factors. The stripped Treasury Obligations may appreciate or depreciate in value depending upon economic and market conditions. (For a further discussion of stripped Treasury Obligations, see "Risk Factors and Special Considerations.") The Stock may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, the prices of equity securities in general and the Stock in particular and the risk inherent in an investment made in common stocks in general. Also, the Trust may contain American Depositary Receipts ("ADRs") which are susceptible to additional risks, such as foreign currency exchange rate fluctuations, as well as potential future political and economic developments, which might adversely affect the payment or receipt of payments on dividends. (See "Schedule of Investments" to determine if this Trust contains ADRs and "Risk Factors and Special Considerations" for a further discussion of ADRs.) In addition, the stripped Treasury Obligations may fluctuate substantially in value and may be subject to greater fluctuations in value during the life of the Trust than might be experienced by current interest-bearing Treasury Obligations which distribute income regularly. There is no assurance that the Trust's objective will be achieved at the Trust's intended maturity or if the Trust is terminated or Units redeemed prior to the Trust's intended maturity. The value of the Securities and, therefore, the value of Units may be expected to fluctuate. Purchasers who purchase Units subsequent to the Initial Date of Deposit will receive, if the pro rata portion of the Treasury Obligations are held until maturity, $1,000 per 1,000 Units as a return of such purchaser's principal investment, regardless of the purchase price paid by such purchaser. (See "Risk Factors and Special Considerations.")

 The Composition of the Portfolio. PaineWebber understands the importance of long-term financial goals such as planning for retirement, funding a child's education, or trying to build wealth toward some other objective.

   In PaineWebber's view, one of the most important investment decisions an investor faces may be determining how to best allocate his investments to capture growth opportunities without exposing his portfolio to undue risk. For long-term capital growth, many investment experts recommend stocks. As with all investments, the higher return potential of equities is typically associated with higher risk. With this in mind, PaineWebber designed a portfolio to meet the needs of investors interested in building wealth prudently over a long-term time horizon by pairing the security of U.S. Treasury bonds with the growth potential of Stocks. The Trust is a balanced portfolio with approximately equal portions in U.S. Treasury bonds and Stocks. Therefore, should interest rates decline significantly prior to maturity, there is a potential for achieving greater returns by liquidating the portfolio before the final maturity date. Unitholders can sell units at any time at the then current net asset value with no additional sales charge. (See Public Offering of Units--Secondary Market for Units and Redemption.)

   The main objective of PaineWebber in constructing the portfolio of stocks to be included in the Trust was to select a group of stocks which, in PaineWebber's view, would be capable of, over the long term, closely tracking the performance of the market as measured by the S&P 500. The S&P 500 is an unmanaged index of 500 stocks calculated under the auspices of Standard & Poor's, which, in PaineWebber's view, is a broadly diversified, representative segment of the market of all publicly traded stocks in the United States.

   In constructing the Trust's portfolio, a computer program was generated against the 500 S&P stocks to identify a combination of 40 S&P 500 stocks (excluding General Electric and those stocks rated "Unattractive" or "Sell" by PaineWebber Equity Research) which, when equally weighted, have the highest correlation with the S&P 500 Index with the smallest tracking error.

   The Trust portfolio, in PaineWebber's opinion, is comprised of a diversified group of large, well-known companies representing various industries. These are common stocks issued by companies who may receive income and derive revenues from multiple industry sources but whose primary source is listed in the table below. For a list of the individual common stocks comprising each industry group listed below, investors should consult the "Schedule of Investments" herein.


                                                APPROXIMATE PERCENTAGE OF
         PRIMARY INDUSTRY SOURCE          AGGREGATE NET ASSET VALUE OF THE TRUST
         -----------------------          --------------------------------------
Aerospace/Defense ......................                   1.21%
Automobile .............................                   2.41%
Beverages ..............................                   2.37%
Chemicals ..............................                   1.24%
Computer Peripheral Equipment ..........                   1.18%
Computer Processing & Data Preparation                     1.21%
Computer Software ......................                   1.23%
Electronics/Semi-Conductor .............                   3.56%
Entertainment ..........................                   1.24%
Financial Institutions/Banks ...........                   6.07%
Household Products .....................                   1.17%
Insurance ..............................                   2.37%
Manufacturing ..........................                   1.24%
Metals .................................                   1.24%
Office/Business Equipment ..............                   1.22%
Oil/Gas ................................                   6.03%

                                       4

                                                APPROXIMATE PERCENTAGE OF
         PRIMARY INDUSTRY SOURCE          AGGREGATE NET ASSET VALUE OF THE TRUST
         -----------------------          --------------------------------------

Pharmaceuticals ........................                   4.81%
Publishing/Printing ....................                   1.19%
Restaurants ............................                   1.20%
Retail-Variety Stores ..................                   1.21%
Telecommunications .....................                   3.54%
Transportation .........................                   1.20%


   The Sponsor anticipates that, based upon last dividends actually paid, dividends from the Stock will be sufficient (i) to pay expenses of the Trust (see "Expenses of the Trust" herein), and (ii) after such payment, to make distributions of such to Unitholders as described below under "Distributions".

   Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public, maintaining, exactly, the original percentage relationship between the maturity values of the Treasury Obligations and the number of shares of the Stocks deposited on the Initial Date of Deposit, subject to certain adjustments. Costs incurred in acquiring such additional Stocks which are either not listed on any national securities exchange or are ADRs, including brokerage fees, stamp taxes and certain other costs associated with purchasing such additional Stocks, will be borne by the Trust. Investors purchasing Units during the initial public offering period will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations".)

   Termination. As directed by the Sponsor, approximately 30 days prior to the maturity of the Treasury Obligations the Trustee will begin to sell the Stocks held in the Trust. Stocks having the greatest amount of capital appreciation will be sold first. In certain circumstances, monies held upon the sale of Securities may, at the direction of the Sponsor, be invested for the benefit of Unitholders in United States Treasury obligations which mature on or prior to the next distribution date (see "Administration of the Trust--Reinvestment"), otherwise monies held upon the sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations. The Trust will terminate within 15 days after the Treasury Obligations mature. (See "Termination of the Trust" and "Federal Income Taxes".)

   Public Offering Price. The Public Offering Price per Unit is computed by dividing the Trust Fund Evaluation by the number of Units outstanding and then adding a sales charge of 4.75% of the Public Offering Price (4.99% of the net amount invested). The sales charge is reduced after the second year and is also reduced on a graduated scale for sales involving at least $50,000 or 50,000 Units and will be applied on whichever basis is more favorable to the purchaser. (See "Public Offering of Units--Sales Charge and Volume Discount".)

   The public offering price on the Initial Date of Deposit is determined on the basis of the value of the Securities as of the close of business on the preceding business day (i.e., by "backward pricing") pursuant to an exemptive order of the Securities and Exchange Commission, which applies only to purchase orders received on the Initial Date of Deposit. As a condition of that order, however, if the public offering price based on the value of the Securities as of the close of business on the Initial Date of Deposit (i.e., by "forward pricing") would be less than $.975, then purchase orders received on that day will be filled on the basis of the lower public offering price.

   Distributions. The Trustee will distribute any net income and principal in excess of $.00500 per Unit received quarterly on the Distribution Dates. (See "Distributions.") Income with respect to the original issue discount on the Treasury Obligations will not be distributed although Unitholders will be subject to income tax at ordinary income rates as if a distribution had occurred. (See "Federal Income Taxes".) Upon termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder. Unless a Unitholder purchases Units on the Date of Deposit and unless the Treasury Obligations in proportion to the Units outstanding remain in the Trust, total distributions, including distributions made upon termination of the Trust, may be less than the amount paid for a Unit.

   Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units based upon the value of the Stocks and the Treasury Obligations as determined by the Trustee as set forth in "Valuation". The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $100,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder as directed by the Sponsor. (See "Redemption".)

TRUST

   The Trust is one of a series of similar but separate unit investment <F1> trusts created by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, among PaineWebber Incorporated, as Sponsor and the Investors Bank & Trust Company and The First National Bank of Chicago, as Co-Trustees (the "Co-Trustees" or "Trustee"). The objective of the Trust is preservation of capital and capital appreciation through an investment in Treasury Obligations and Stocks. These are equity stocks, which, in Sponsor's opinion on the Date of Deposit, are capable of, over the long term, closely tracking the performance of the market as measured by the S&P 500. The Stocks contained in the Trust are representative of a number of different industries. Dividends, if any, received will be held by the Trustee in non-interest bearing accounts until used to pay expenses or distributed to Unitholders on the next Distribution Date and to the extent that funds are held therein will benefit the Trustee.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee the confirmations of contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a registered certificate for Units representing the entire ownership of the Trust. On the Initial Date of Deposit the fractional undivided interest in the Trust represented by a Unit was as set forth in "Essential Information Regarding the Trust".

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the maturity value of the Treasury Obligations and the number of shares of each Stock in the Trust. The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public, maintaining, exactly, the original percentage relationship between the maturity value of the Treasury Obligations and the number of shares of Stock deposited on

------------
   * Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. Stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds therefrom shall be treated as income to the Trust.


   The Treasury Obligations consist of U.S. Treasury obligations which have been stripped of their unmatured interest coupons or interest coupons stripped from the U.S. Treasury Obligations. The obligor with respect to the Treasury Obligations is the United States Government. U.S. Government backed obligations are considered the safest investment.

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of additional Securities for purposes of the sale of additional Units), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)

RISK FACTORS AND SPECIAL CONSIDERATIONS

 Risk Factors

   An investment in the Trust should be made with the understanding of the risks inherent in an investment in deep discount or "zero-coupon" debt obligations and the risks associated with an investment in common stocks in general.

   The Trust contains stripped Treasury Securities described below (see "Schedule of Investments"). Stripped Treasury Securities consist of "interest-only" or "principal-only" portions of Treasury Obligations. Interest-only portions of Treasury Obligations represent the rights only to payment of interest on a date certain, and principal-only portions of Treasury Obligations represent the rights only to payment of principal at a stated maturity. Interest-only and principal-only portions of Treasury Obligations are deep discount obligations that are economically identical to zero-coupon obligations; that is, all such instruments are debt obligations which make no periodic payment of interest prior to maturity. THE STRIPPED TREASURY SECURITIES IN THE TRUST WERE PURCHASED AT A DEEP DISCOUNT AND DO NOT MAKE ANY PERIODIC PAYMENTS OF INTEREST. Instead, the entire payment of proceeds will be made upon maturity of such Treasury Obligations. The effect of owning deep discount bonds which do not make current interest payments (such as the stripped Treasury Obligations in the Trust Portfolio) is that a fixed yield is earned not only on the original investment but also, in effect, on all earned discount during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, while the full faith and credit of the United States government provides a high degree of protection against credit risks, sale of Units prior to the termination date of the Trust will involve substantially greater price fluctuations during periods of changing market interest rates than would be experienced in connection with sale of Units of a Trust which held Treasury Obligations which made scheduled interest payments on a current basis.

   An investment in Units of the Trust should also be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks, like the Treasury Obligations, in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit. The Stocks may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Stocks in particular.

   Certain of the Stock in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" herein.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those experienced by Stocks issued by domestic issuers. These investment risks include potential future political and economic developments and the potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under certain U.S. securities laws and therefore may make less information publicly available than that afforded by their domestic counterparts. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards, requirements and practices such as are applicable to domestic issuers.

   In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principal traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on such date. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors predicting the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

   There is no assurance that the Trust's objective will be achieved. Until distributed, dividends and principal received upon the sale of Stocks may be reinvested, until the next applicable distribution date, in current interest-bearing United States Treasury Obligations. (See "Administration of the Trust--Reinvestment".) (The Treasury Obligations, the current interest-bearing United States Treasury Obligations if any, and the Stocks may be collectively referred to as "Securities" herein.) The value of the Securities and, therefore, the value of Units may be expected to fluctuate.


   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to maintain, to the extent practicable, the percentage relationship among the Securities based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security (or the relevant foreign currency exchange rate, if applicable) increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price (and currency) fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as close as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price (and currency) fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities not listed on any national securities exchange (due to differentials between bid and offer prices for the Securities) and brokerage fees, stamp taxes and other costs incurred in purchasing stocks will be at the expense of the Trust and will affect the value of every Unitholder's Units.


   In the event a contract to purchase a Security fails, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract. Principal and income, if any, attributable to such failed contract will be distributed to Unitholders of record on the last business day of the month in which the fail occurs within 20 days of such record date.

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER LIMITED CIRCUMSTANCES. (SEE "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

   Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open. The Agreement contains provisions permitting Stocks to be either held or sold in the event of a tender offer, merger or reorganization involving one or more of the Stocks in the Trust (see "Administration of the Trust-Portfolio Supervision" herein).

FEDERAL INCOME TAXES

   In the opinion of Orrick, Herrington & Sutcliffe LLP, counsel for the Sponsor, under existing law:

       1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

       2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

       3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

   The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and Treasury regulations promulgated thereunder as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult its own tax advisor concerning the effect of an investment in Units.


   General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks, original issue discount or interest on Treasury Obligations, gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust. Unitholders should note that their taxable income from an investment in Units will exceed cash distributions because taxable income will include accretions of original issue discount on the Treasury Obligations, as well as amounts that are not distributed to Unitholders but are used by the Trust to pay expenses.


   Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

   To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. After such tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from sale of common stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units.

   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units will exceed amounts distributed because taxable income would include amounts that are not distributed to Unitholders but are used by the Trust to pay expenses.

   Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Section 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction. The Clinton administration has proposed a reduction in the dividends-received deduction from 70 percent to 50 percent and there have been, from time to time, other proposals to reduce such deduction. The Sponsor is unable to predict whether the Clinton administration proposal or any other proposal will be adopted during the life of the Trust.


   Original Issue Discount. The Trust will contain principal or interest portions of stripped "zero-coupon" United States Treasury Obligations which are treated as bonds that were originally issued at a discount ("original issue discount"). Original issue discount represents interest for federal income tax purposes and can generally be defined as the difference between the price at which a bond was issued and its stated redemption price at maturity. For purposes of the preceding sentence, stripped obligations, such as the Treasury Obligations, which variously consist either of the right to receive payments of interest or the right to receive payments of principal, are treated by each successive purchaser as originally issued on their purchase dates at an issue price equal to their respective purchase prices thereof. The market value of the Trust assets comprising the Trust will be provided to a Unitholder upon request in order to enable the Unitholder to calculate the original issue discount attributable to each of the Treasury Obligations. Original issue discount on Treasury Obligations (which were issued or treated as issued on or after July 2, 1982) is deemed earned based on a compounded, constant yield to maturity over the life of such obligation, taking into account the compounding of accrued interest at least annually, resulting in an increasing amount of original issue discount includible in income in each year. Each Unitholder is required to include in income each year the amount of original issue discount which accrues on its pro rata portion of each Treasury Obligation with original issue discount. The amount of accrued original issue discount included in income with respect to a Unitholder's pro rata interest in Treasury Obligations is thereupon added to the tax cost for such obligations.


   Gain or Loss on Sale. If a Unitholder sells or otherwise disposes of a Unit, the Unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Securities and the Unitholder's adjusted tax bases in the Securities. In general, such adjusted tax bases will equal the Unitholder's aggregate cost for the Unit increased by any accrued original issue discount. Such gain or loss will be capital gain or loss if the Unit and underlying Securities were held as capital assets, except that such gain will be treated as ordinary income to the extent of any accrued original issue discount not previously reported. Each Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Security is sold or otherwise disposed of for an amount greater or less than its per Unit tax cost therefor.

   Withholding For Citizen or Resident Investors. In the case of any noncorporate Unitholder that is a citizen or resident of the United States a 31 percent "backup" withholding tax will apply to certain distributions of the Trust unless the Unitholder properly completes and files, under penalties of perjury, IRS Form W-9 (or its equivalent).

   The foregoing discussion is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the federal, state and local tax consequences to it of ownership of Units.

   Investment in the Trust may be suited for purchase by funds and accounts of individual investors that are exempt from federal income taxes such as Individual Retirement Accounts, tax-qualified retirement plans including Keogh Plans, and other tax-deferred retirement plans. Unitholders desiring to purchase Units for tax-deferred plans and IRA's should consult their PaineWebber Investment Executive for details on establishing such accounts. Units may also be purchased by persons who already have self-directed accounts established under tax-deferred retirement plans.

PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit on the Initial Date of Deposit is equal to the aggregate market value of the Securities determined on the day preceding the Initial Date of Deposit, divided by the number of Units outstanding plus the sales charge of 4.75%, pursuant to an exemptive order of the SEC. However, if the price would be less than $.975 then purchase orders received that day will be filled on the basis of the lower public offering price. Thereafter, the public offering price during the initial offering period will be computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, and, with respect to the Treasury Obligations, determined with reference to the offering side evaluation, by the number of Units outstanding plus the applicable sales charge. The initial public offering period will terminate when the Sponsor chooses to discontinue offering Units in the initial market. Thereafter, the Sponsor may offer Units in the secondary market. The public offering price in the secondary market will be the Trust Fund Evaluation per Unit next determined after receipt of a purchase order, determined with respect to the Treasury Obligations on the bid side of the market, plus the applicable sales charge. (See "Valuation".) The public offering price on any date subsequent to the Initial Date of Deposit will vary from the public offering price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of Stocks and the Treasury Obligations, and the foreign currency exchange rates (if applicable), among other factors.


   Sales Charge and Volume Discount. The Public Offering Price of Units of the Trust includes a sales charge which varies based upon the number of Units purchased by a single purchaser. (See the sales charge schedule set forth below.) During the initial public offering period, the sales charge will be based on the number of Trust Units purchased on the same or any preceding day by a single purchaser. Such purchaser or his dealer must notify the Sponsor at the time of purchase of any previous purchase of Trust Units in order to aggregate all such purchases and must supply the Sponsor with sufficient information to permit confirmation of such purchaser's eligibility; acceptance of such purchase order is subject to confirmation. Purchases of Units of other trusts may not be aggregated with purchases of Trust Units to qualify for this procedure. This procedure may be amended or terminated at any time without notice. In the event of such termination, the procedure will revert to that stated under the sales charge schedule referred to below.


   Sales charges during the initial public offering period and for secondary market sales are set forth below. A discount in the sales charge is available to volume purchasers of Units due to economies of scales in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale for sales to any person of at least $50,000 or 50,000 Units, applied on whichever basis is more favorable to the purchaser.


                      INITIAL PUBLIC OFFERING PERIOD AND
                  SECONDARY MARKET THROUGH JANUARY 30, 1999


                                   PERCENT OF
                                     PUBLIC      PERCENT OF
                                    OFFERING     NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS      PRICE        INVESTED
-------------------------------      -----        --------
Less than $50,000 ..............      4.75%         4.99%
$50,000 to $99,999 .............      4.50          4.71
$100,000 to $199,999 ...........      4.00          4.17
$200,000 to $399,999 ...........      3.50          3.63
$400,000 to $499,999 ...........      3.00          3.09
$500,000 to $999,999 ...........      2.50          2.56
$1,000,000 or more .............      2.00          2.04

------------
   * The sales charge applicable to volume purchasers according to the table above will be applied on either a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.


       SECONDARY MARKET FROM JANUARY 31, 1999 THROUGH JANUARY 30, 2001


                                    PERCENT OF
                                      PUBLIC      PERCENT OF
                                     OFFERING     NET AMOUNT
AGGREGATE DOLLAR VALUE OF UNITS*      PRICE        INVESTED
--------------------------------      -----        --------
Less than $50,000 ...............      4.25%         4.44%
$50,000 to $99,999 ..............      4.00          4.17
$100,000 to $199,999 ............      3.50          3.63
$200,000 to $399,999 ............      3.00          3.09
$400,000 to $499,999 ............      2.50          2.56
$500,000 to $999,999 ............      2.00          2.04
$1,000,000 or more ..............      1.75          1.78

------------
   * The sales charge applicable to volume purchasers according to the table above will be applied on either a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.


 SECONDARY MARKET FROM JANUARY 31, 2001     SECONDARY MARKET ON AND AFTER
      THROUGH JANUARY 30, 2003                     JANUARY 31, 2003

      PERCENT OF                             PERCENT OF
        PUBLIC         PERCENT OF              PUBLIC       PERCENT OF
       OFFERING        NET AMOUNT             OFFERING      NET AMOUNT
         PRICE          INVESTED                PRICE        INVESTED
         -----          --------                -----        --------
         3.25%            3.36%                 2.25%          2.30%

   The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge of $5.00 per 1,000 Units.

   Exchange Option. Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Series (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge of $15 per Unit, per 100 Units in the case of a trust whose Units cost approximately $10 or per 1,000 units in the case of a trust whose Units cost approximately one dollar. Unitholders of this Trust are not eligible for the Exchange Option into an Equity Trust, Growth Stock Series designated as a rollover series for the 30 day period prior to termination of the Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option. Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of a series and paid a per Unit, per 100 Unit or per 1,000 Unit sales charge that was less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange.

   The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option will normally constitute a "taxable event" under the Code and a Unitholder will generally recognize a tax gain or loss at the time of exchange in the same manner as upon a sale of Units. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this series to purchase Units of one or more of the Exchange Trusts from the Sponsor. If Units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

   The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed Certificate. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus the reduced sales charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   For example, assume that a Unitholder, who has three thousand units of a trust with a current price of $1.30 per unit, desires to sell his units and seeks to exchange the proceeds for units of a series of an Exchange Trust with a current price of $890 per unit based on the bid prices of the underlying securities. In this example, which does not contemplate any rounding up to the next highest number of Units, the proceeds from the Unitholder's units would aggregate $3,900. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unitholder would be able to acquire four units in the Exchange Trust for a total cost of $3,620 ($3,560 for the units and $60 for the sales charge). If all 3,000 units were tendered, the remaining $280 would be returned to the Unitholder.

   Conversion Option. Owners of units of any registered unit investment trust sponsored by another sponsor which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units directly to acquire available units of any Exchange Trust at a reduced sales charge of $15 per Unit (or per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1), subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust units). To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit (or per 100 Units or per 1,000 Units, as applicable) than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section of the prospectus.

   Distribution of Units. The minimum purchase during the initial public offering is $250. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $.03 per Unit, during the initial offering period and one-half of the highest applicable sales charge during the secondary market, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $100,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any stocks in the Trust, nor that of the Units.

   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price (including foreign currency rates, if any) at which it deposits the Securities in the Trust, which is the value of the Securities, determined by the Trustee as described under "Valuation," at the close of business on the business day prior to the Date of Deposit. The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during that period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at One Lincoln Plaza, 89 South Street, Boston, MA 02111 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or the Trustee. If Units are represented by a certificate, it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation.")

   A redemption request is deemed received on the business day (See "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to Investors Bank & Trust Company for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder on the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities in such manner as is directed by the Sponsor, which direction shall be given so as to maximize the objectives of the Trust. In the event that no such direction is given by the Sponsor, the Trustee is empowered to sell Securities as follows: Treasury Obligations will be sold so as to maintain in the Trust Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to such redemption and Stocks having the greatest amount of capital appreciation will be sold first. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $100,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units "in kind" by distributing Securities to the redeeming

Unitholder. When Stock is distributed, a proportionate amount of Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Securities distributed into cash. The availability of redemption "in-kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" (1) on each June 30 and December 31 (or the last business day prior thereto), (2) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (3) on the business day on which any Unit is tendered for redemption and (4) on any other day desired by the Sponsor or the Trustee, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, income accrued on the Treasury Obligations but not distributed or held for distribution and dividends receivable on Stocks trading ex-dividend (other than any cash held in any reserve account established under the Indenture) and
(c) accounts receivable for securities sold and any other assets of the Trust Fund not included in (a) and (b) above and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted,
(w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses, (x) cash allocated for distribution to Unitholders, and (y) accounts payable for units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w) , (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed. The U.S. dollar value of Stock denominated in foreign currency, if any, contained in the Trust, will be based on the applicable foreign currency exchange rate calculated at the Evaluation Time.

   The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the Securities are listed on one or more national securities exchanges, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange if the Securities are listed thereon) (2) if there is no such appropriate closing sale price on such exchange, at the mean between the closing bid and asked prices on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Securities in good faith on the bid side of the market or (d) by any combination thereof.

   During the initial offering period the Treasury Obligations are valued on the basis of offering prices; thereafter and for purposes of determining Redemption Value they are valued on the basis of bid prices. The aggregate offering and bid prices of the Treasury Obligations, is the price obtained from investment dealers or brokers (which may include the Sponsor) who customarily deal in Treasury Obligations; or, if there is no market for the Treasury Obligations, and bid or offering prices are not available, on the basis of current bid or offering prices for comparable securities; or by appraisal; or by any combination of the above, adjusted to reflect income accrued.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the Treasury Obligations, the Public Offering Price of Units in the secondary market and the Redemption Value is determined on the basis of the current bid prices of the Treasury Obligations. The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes the sales charge) exceeded the Redemption Value, (see: "Essential Information"). The bid and offering prices of the Treasury Obligations is expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Certificates, the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust including legal and auditing fees and initial SEC and state registration fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Investment Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is initially $.00035 per Unit, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Pathfinders Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.00145 per Unit computed monthly based upon the largest number of Units outstanding in the Trust during the preceding month. In addition, the regular and recurring expenses of the Trust are estimated to be $.00155 per Unit annually which include, but are not limited to Organizational Expenses of $.00080 per Unit and certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by each Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust-Accounts"): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel;
(3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the trusts and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent auditors selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.00050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities in the same manner as provided in "Redemption" herein.

RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in Boston, Massachusetts properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to Investors Bank & Trust Company for replacement.

DISTRIBUTIONS

   The Trustee will distribute any net income received, if any, from the Income Account, quarterly on the Distribution Dates to Unitholders of record on the preceding Record Date. Income with respect to the original issue discount on the Treasury Obligations will not be distributed although Unitholders will be subject to tax as if a distribution had occurred. Distributions from the Capital Account will be made on quarterly Distribution Dates to Unitholders of record on the preceding Record Date, provided however, that distributions of less than $.00500 per Unit need not be made from the Capital Account on any Distribution Date. See "Federal Income Taxes".

   Within a reasonable period after the Trust is terminated, each Unitholder will, upon surrender of his Certificates for cancellation, receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See
"Termination.")

ADMINISTRATION OF THE TRUST

   Accounts. All dividends received and interest, if any, accrued on Securities, proceeds from the sale of Securities or other monies received by the Trustee on behalf of the Trust shall be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account any dividends (including stock dividends which were sold) and interest, if any, accrued by the Trust. All other receipts (i.e. return of principal, and gains) are credited on its books to a Capital Account. Stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds therefrom be treated as income to the Trust. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With the distribution of income from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of each calendar year, starting with calendar year 1997, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security:

       (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

       (2) upon the institution of materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

       (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends or interest on such Securities;

       (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends or interest on the Securities;

       (5) upon the decline in price or the occurrence of any materially adverse market or credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

       (6) upon a public tender offer being made for a Security, or a merger or acquisition being announced affecting a Security that in the opinion of the Sponsor make the sale or tender of the Security in the best interests of the Unitholders;

       (7) upon a decrease in the Sponsor's internal rating of the Security; or

       (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, provided however, that Treasury Obligations will be sold so as to maintain in the Trust Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to such redemption and Stocks having the greatest appreciation shall be sold first.

   Reinvestment. Cash received upon the sale of Stock (except for sales to meet redemption requests) and dividends received may, if and to the extent there is no legal or regulatory impediment, be reinvested in United States Treasury obligations which mature on or prior to the next scheduled Distribution Date. The Sponsor anticipates that, where permitted, such proceeds will be reinvested in current interest-bearing United States Treasury obligations unless factors exist such that such reinvestment would not be in the best interest of Unitholders or would be impractical. Such factors may include, among others,
(i) short reinvestment periods which would make reinvestment in United States Treasury obligations undesirable or infeasible and (ii) amounts not sufficiently large so as to make a reinvestment economical or feasible. Any moneys held and not reinvested will be held in a non-interest bearing account until distribution on the next Distribution Date to Unitholders of record.

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not materially adversely affect the interest of the Unitholders.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate within 15 days after the maturity of the Treasury Obligations held in the Trust. If the value of the Trust as shown by any evaluation is less than twenty percent (20%) of the market value of the Securities on the Date of Deposit, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   As directed by the Sponsor approximately 30 days prior to the maturity of the Treasury Obligations the Trustee will begin to sell the Stocks held in the Trust. Stocks having the greatest amount of capital appreciation will be sold first. Upon termination of the Trust, the Trustee will sell any Stocks then remaining in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, upon surrender for cancellation of his Certificate after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Monies held upon the sale of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, any of the Trusts or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own wilful misfeasance, bad faith, gross negligence or wilful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Co-Trustees are The First National Bank of Chicago, a national banking association with its corporate trust office at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126 (which is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System) and Investors Bank & Trust Company, a Massachusetts trust company with its office at One Lincoln Plaza, 89 South Street, Boston, Massachusetts 02111, toll-free number 1-800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or wilful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or wilful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included herein in reliance upon their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Orrick, Herrington & Sutcliffe LLP, 666 Fifth Avenue, New York, New York, as counsel for the Sponsor.

                         REPORT OF INDEPENDENT AUDITORS


THE UNITHOLDERS, SPONSOR AND CO-TRUSTEES
THE PAINEWEBBER PATHFINDERS TRUST,
TREASURY AND GROWTH STOCK SERIES 20

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Pathfinders Trust, Treasury and Growth Stock Series 20, including the Schedule of Investments, as of January 30, 1997. This Statement of Financial Condition is the responsibility of the Co-Trustees. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. Our procedures included confirmation with Investors Bank & Trust Company, a Co-Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the Statement of Financial Condition as of January 30, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Co-Trustees, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the Statement of Financial Condition referred to above presents fairly, in all material respects, the financial position of The PaineWebber Pathfinders Trust, Treasury and Growth Stock Series 20 at January 30, 1997, in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP
New York, New York
January 30, 1997

                      THE PAINEWEBBER PATHFINDERS TRUST
                     TREASURY AND GROWTH STOCK SERIES 20
                       STATEMENT OF FINANCIAL CONDITION
                AS OF INITIAL DATE OF DEPOSIT JANUARY 30, 1997



                                TRUST PROPERTY
                                --------------
Sponsor's Contracts to Purchase underlying Securities backed by
 irrevocable letter of credit (a) .............................   $  952,500
Organizational Expenses (b) ...................................      100,000
                                                                  ----------
     Total ....................................................   $1,052,500
                                                                  ==========
                           INTEREST OF UNITHOLDERS
                           -----------------------
Accrued Liability (b) .........................................   $  100,000
1,000,000 Units outstanding:
 Cost to investors (c) ........................................    1,000,000
Less: Gross underwriting commissions (d) ......................      (47,500)
                                                                  ----------
     Total liabilities and net assets .........................   $1,052,500
                                                                  ==========

--------------


   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Co-Trustees on the basis set forth under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Morgan Guaranty Trust Company of New York in the amount of $1,250,000 has been deposited with the Co-Trustees, Investors Bank & Trust Company and The First National Bank of Chicago, for the purchase of $952,500 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.


   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over five years. Organizational Expenses have been estimated on projected total assets of $25 million. To the extent the Trust is larger or smaller, the estimate may vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

   (d) Sales charge of 4.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                      THE PAINEWEBBER PATHFINDERS TRUST
                     TREASURY AND GROWTH STOCK SERIES 20
                           SCHEDULE OF INVESTMENTS
               AS OF INITIAL DATE OF DEPOSIT, JANUARY 30, 1997

TREASURY OBLIGATIONS (51.86%) (1)

                                                                      COST OF
                                                                    SECURITIES
    NAME OF SECURITY      COUPON   MATURITY VALUE   MATURITY DATE   TO TRUST(2)
    ----------------      ------   --------------   -------------   -----------
U.S. Treasury Interest
 Payments (3) (51.86%)      0%       $1,000,000    August 15, 2007  $494,000.00

COMMON STOCKS (48.14%) (1)

                                                               COST OF
                                                 NUMBER OF    SECURITIES
                NAME OF ISSUER                    SHARES     TO TRUST(2)
                --------------                    ------     -----------
Aerospace/Defense (1.21%)
 United Technologies Corporation .............      170       $11,517.50
Automobile (2.41%)
 Ford Motor Company ..........................      350        11,331.25
 General Motors Corporation ..................      190        11,590.00
Beverages (2.37%)
 The Coca-Cola Company .......................      200        11,275.00
 PepsiCo, Inc. ...............................      330        11,343.75
Chemical (1.24%)
 DuPont (E.I.) De Nemours & Company  .........      110        11,797.50
Computer Peripheral Equipment (1.18%)
 Cisco Systems, Inc.* ........................      170        11,220.00
Computer Processing & Data Preparation
 (1.21%)
 First Data Corporation ......................      300        11,512.50
Computer Software (1.23%)
 Microsoft Corporation* ......................      120        11,670.00
Electronics/Semi-Conductor (3.56%)
 Emerson Electric Company ....................      120        11,805.00
 Hewlett-Packard Company .....................      220        11,302.50
 Intel Corporation ...........................       70        10,832.50
Entertainment (1.24%)
 The Walt Disney Company .....................      160        11,800.00
Financial Institutions/Banks (6.07%)
 Chase Manhattan Corporation .................      130        11,651.25
 Citicorp ....................................      100        11,137.50
 Fannie Mae ..................................      290        11,346.25
 NationsBank Corporation .....................      110        11,825.00
 Wells Fargo & Company .......................       40        11,880.00
Household Products (1.17%)
 Procter & Gamble Company ....................      100        11,162.50
Insurance (2.37%)
 Aetna Inc. ..................................      140        10,412.50
 Allstate Corporation ........................      190        12,136.25
Manufacturing (1.24%)
 Minnesota Mining & Manufacturing Company  ...      140        11,795.00
Metals (1.24%)
 Alcan Aluminum Ltd. .........................      340        11,815.00
Office/Business Equipment (1.22%)
 Pitney Bowes, Inc. ..........................      210        11,655.00

                       THE PAINEWEBBER PATHFINDERS TRUST
                      TREASURY AND GROWTH STOCK SERIES 20
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                AS OF INITIAL DATE OF DEPOSIT, JANUARY 30, 1997

                                                COST OF
                                  NUMBER OF    SECURITIES
         NAME OF ISSUER            SHARES     TO TRUST(2)
         --------------            ------     -----------
Oil/Gas (6.03%)
 Amoco Corporation ............      130      $ 11,310.00
 Chevron Corporation ..........      180        11,992.50
 Exxon Corporation ............      110        11,385.00
 Royal Dutch Petroleum
  Company+ ....................       70        12,092.50
 Texaco Inc. ..................      100        10,700.00
Pharmaceuticals (4.81%)
 Abbott Laboratories ..........      220        11,687.50
 Bristol-Myers Squibb Company         90        11,081.25
 Johnson & Johnson ............      210        11,550.00
 Merck & Co., Inc. ............      130        11,472.50
Publishing/Printing (1.19%)
 Gannett Company, Inc. ........      150        11,343.75
Restaurants (1.20%)
 McDonald's Corporation  ......      250        11,437.50
Retail-Variety Stores (1.21%)
 Wal-Mart Stores, Inc. ........      500        11,500.00
Telecommunications (3.54%)
 AT&T Corporation .............      300        11,625.00
 Bell Atlantic Corporation  ...      160        10,580.00
 GTE Corporation ..............      260        11,505.00
Transportation (1.20%)
 Burlington Northern Santa Fe        130        11,423.75
  TOTAL COMMON STOCKS .........                458,500.00
                                              -----------
  TOTAL INVESTMENTS ...........               $952,500.00
                                              ===========


------------
   (1) All Securities are represented entirely by contracts to purchase Securities.


   (2) Valuation of Securities by the Trustee was made as described in "Valuation" as of the close of business on the business day prior to the Initial Date of Deposit. The bid side evaluation of the Treasury Obligations on the business day prior to the Initial Date of Deposit was $492,690.


   (3) This security does not pay interest. On the maturity date thereof, the entire maturity value becomes due and payable. Generally, a fixed yield is earned on such security which takes into account the semi-annual compounding of accrued interest. (See "The Trust" and "Federal Income Taxes" herein.)


   (4) The gain to the Sponsor on the Initial Date of Deposit is $11.25.


   *   Non-income producing.

   + These shares are U.S. dollar denominated and pay dividends in U.S. dollars but are subject to investment risks generally facing common stocks of foreign issuers. (See "Risk Factors and Special
       Considerations".)

                        PAINEWEBBER PATHFINDERS TRUST
                     Treasury and Growth Stock Series 20


                               [Graphic to come]


                        The Upside Potential of Equities
                      with the Security of U.S. Treasuries

   CO-TRUSTEES:                                                               SPONSOR:
INVESTORS BANK & TRUST COMPANY       THE FIRST NATIONAL BANK  PAINEWEBBER INCORPORATED
              89 South Street,                    OF CHICAGO    1200 Harbor Boulevard,
           Boston, Mass. 02111     One First National Plaza,     Weehawken, N.J. 07087
              1 (800) 356-2754                    Suite 0126            (201) 902-3000
                                Chicago, Illinois 60670-0126

-------------------------------------------------------------------------------
                               TABLE OF CONTENTS

Essential Information Regarding the Trust  ....     2
Trust .........................................     6
Risk Factors and Special Considerations  ......     7
Federal Income Taxes ..........................    10
Public Offering of Units ......................    12
  Public Offering Price .......................    12


  Sales Charge and Volume Discount ............    12


  Employee Discount ...........................    14
  Exchange Option .............................    14
  Conversion Option ...........................    15
  Distribution of Units .......................    16
  Secondary Market for Units ..................    16
  Sponsor's Profits ...........................    16
Redemption ....................................    17
Valuation .....................................    18
Comparison of Public Offering Price and
 Redemption Value .............................    19
Expenses of the Trust .........................    19
Rights of Unitholders .........................    20
Distributions .................................    21
Administration of the Trust ...................    21
  Accounts ....................................    21
  Reports and Records .........................    21
  Portfolio Supervision .......................    22
  Reinvestment ................................    22
Amendment of the Indenture ....................    23
Termination of the Trust ......................    23
Sponsor .......................................    23
Trustee .......................................    24
Independent Auditors ..........................    24
Legal Opinions ................................    24
Report of Independent Auditors ................    25
Statement of Financial Condition ..............    26
Schedule of Investments .......................    27

-------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
-------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                       CONTENTS OF REGISTRATION STATEMENT

         This registration statement comprises the following documents:

                  The facing sheet.
                  The Prospectus.
                  The Undertaking to file reports.
                  The signatures.
                  Written consents of the following persons:
                           Ernst & Young LLP
                           (included in Exhibit 99.C2)
                  Orrick, Herrington & Sutcliffe LLP
                           (included in Exhibits 99.2 and 99.C1)

The following exhibits:

         1.       Ex.-27 - Financial Data Schedule

         2. Ex. 99.A1 - Standard Terms and Conditions of Trust dated as of September 1, 1990 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company and The First National Bank of Chicago, Co-Trustees (incorporated by reference to Exhibit No. 2 in File No. 33-25030).

         3. Ex. 99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and of Investors Bank & Trust Company and The First National Bank of Chicago, Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of September 1, 1990.

         4. Ex. 99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

         5.       Ex. 99.A6 - Certificate of Incorporation of
                  PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

         6. Ex. 99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

         7. Ex. 99.2 - Opinion of Counsel as to legality of securities being registered.

         8. Ex. 99.C1 - Opinion of Counsel as to income tax status of securities being registered.

         9.       Ex. 99.C2 - Consent of Ernst & Young LLP, Independent
                  Auditors.
                                              FINANCIAL STATEMENTS

                  1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

                  2.       Financial Statements of the Depositor.

PaineWebber Incorporated-Financial Statements incorporated by reference to Form 10-K and Form 10-Q (File No. 1-7367), respectively.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 30th day of January, 1997.

                                       THE PAINEWEBBER PATHFINDERS TRUST
                                         TREASURY AND GROWTH STOCK SERIES 20
                                                 (Registrant)

                                       By: PaineWebber Incorporated
                                                  (Depositor)



                                              /s/ Robert E. Holley
                                       --------------------------------------
                                                  Robert E. Holley
                                               Senior Vice President

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated, the Depositor by the following persons who constitute the Executive Committee of its Board of Directors, in the following capacities, and by the Director of Finance and Control and in the City of New York, and State of New York, on this 30th day of January, 1997.

PAINEWEBBER INCORPORATED
         Name                                  Office
         ----                                  ------
Donald B. Marron                        Chairman, Chief Executive
                                        Officer, Director & Member of
                                        the Executive Committee*



Joseph J. Grano, Jr.                    President, Retail Sales & Marketing, Director &
                                        Member of the Executive Committee*


Regina Dolan                            Senior Vice President and Chief Financial Officer
                                        & Director*




                                              /s/ Robert E. Holley
                                       --------------------------------------
                                                  Robert E. Holley
                                                  Attorney-in-fact*




 *Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Registration Statement No. 33-19786.

                                 EXHIBIT INDEX

         1.     Ex.-27 - Financial Data Schedule

         2. Ex. 99.A1 - Standard Terms and Conditions of Trust dated as of September 1, 1990 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company and The First National Bank of Chicago, Co-Trustees (incorporated by reference to Exhibit No. 2 in File No. 33-25030).

         3. Ex. 99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and of Investors Bank & Trust Company and The First National Bank of Chicago, Co-Trustees, incorporating by reference Standard Terms and Conditions of Trust dated as of September 1, 1990.

         4. Ex. 99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

         5. Ex. 99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

         6. Ex. 99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

         7. Ex. 99.2 - Opinion of Counsel as to legality of securities being registered.

         8. Ex. 99.C1 - Opinion of Counsel as to income tax status of securities being registered.

         9.     Ex. 99.C2 - Consent of Ernst & Young, LLP, Independent
                Auditors.